

02027830

P.E 4.3.02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the 3rd day of April, 2002

Twin Mining Corporation
(Translation of Registrant's Name Into English)
1250 – 155 University Ave., Toronto, Ontario, M5H 3B7
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form   20-F__✓__   Form 40-F_____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____   No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.
This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.
Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or

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TWIN MINING CORPORATION
Suite 1250, 155 University Avenue
Toronto / Ontario   M5H 3B7
Tel: (416) 777-0013   Fax: (416) 777-0014
Web-site:www.twinmining.com E-mail: Info@twinmining.com

Press Release

Quality of Twin Mining's Jackson Inlet diamonds examined by Diamond Trading N.V. of Antwerp, Belgium

Toronto, Ontario, (April 3, 2002) – Twin Mining Corporation ("Twin Mining") (TWG – TSE) is pleased to report on the findings of Diamond Trading N.V. of Antwerp, Belgium (web-site: www.diamondtradingnv.com) during their recent examination of Twin Mining's Jackson Inlet diamonds at Lakefield Research Limited.
The examination was performed on diamonds recovered from six mini-bulk samples ranging from 2.5 to 76.3 tonnes (869 diamonds +0.85mm, 46.208 carat; see press release of March 27, 2002) from the Freightrain pipe on Twin Mining's 100% owned Jackson Inlet property.

Mr. Daniel De Belder of Diamond Trading N.V. summarized the results of his examination as follows: "The quality profile of the diamonds of the present sample is consistent with the sample reported previously (see press release of July 18, 2001). Notable is the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated.
As before, the better quality diamonds are rounded rather than angular, giving a high yield after polishing (recovery of polished as a percentage of rough).
Compared to the previous sample, larger, top quality diamonds are present and more small diamonds were recovered.

Noteworthy is the even distribution of the higher quality diamonds across the better size range, with a stronger bias in the larger sizes. (Conversely there is a bias to lower quality in the very small sizes, i.e smaller than .05ct)

In terms of value, the gem quality sawable and makeable diamonds represent 89% of total value."

Mr. Daniel De Belder is President of Diamond Trading N.V. of Antwerp, Belgium and a Member of the Diamond Exchange - Antwerp Diamond Club. Diamond Trading N.V. is a minority shareholder of Twin Mining Corporation.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Québec, also holds a gold mining project in Idaho, United States of America.

For further information contact: Tel.: (416) 777-0013
Hermann Derbuch, P.Eng.   Fax: (416) 777-0014
Chairman, President & CEO   E-mail: info@twinmining.com

officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed
to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.
This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.
Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation
(Registant)

Date April 5, 2002

²Hermann Derbuch
Chairman, President & CEO

❶ Print the name and title of the signing officer under his signature